Mail Stop 6010


	October 19, 2006


Douglas R. Young
President and Chief Executive Officer
NeoMagic Corporation
3250 Jay Street
Santa Clara, California 95054

Re:	NeoMagic Corporation
	Registration Statement on Form S-3
	And Documents Incorporated by Reference
      Filed April 7, 2006
	File No. 333-133088

Dear Mr. Young:

      We have the following comments on your filing. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

1. Please ensure that you have updated the documents that you are incorporating by reference prior to requesting acceleration of the effectiveness of your registration statement.
Form 10-K/A for the Year Ended January 29, 2006; Form 10-Q/A for the
Quarter Ended April 30, 2006

Financial Statements

General

2. We note your proposed amendment to Form 10-K for the year ended January 29, 2006 and Form 10-Q for the quarterly period ended April
30, 2006. Please revise to include financial statements that correctly present the actual dates on which your fiscal periods ended. Similarly, include audit reports that opine on financial statements as of and for the periods ended on the actual dates on which your fiscal years ended.

Note 9. Equity Financing, page 50

3. We note your proposed revised disclosure for the restatement of your year ended January 29, 2006 and interim period April 30, 2006.
Please ensure the restated financial statements are labeled
"restated" and include all disclosures required by SFAS 154.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Julie Sherman at (202) 551-3640 or me at
(202)
551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at
(202) 551-3635 or Russell Mancuso at (202) 551-3617 with any other questions.

	Sincerely,



	Russell Mancuso
	Branch Chief


cc:	Michael J. Danaher, Esq. (via fax)
	Michael A. Occhiolini, Esq. (via fax)
	Ann Yvonne Walker, Esq. (via fax)
Douglas R. Young
NeoMagic Corporation
October 19, 2006
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